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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ____________________

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, Place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION
STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.

LETTER TO CUSTOMERS

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                                 [PECHINEY LOGO]



                                                          Paris, July 11th, 2003

Dear Sir/Madam,


As you know, Pechiney is the target of a hostile proposed public offer by its competitor Alcan. This is obviously a major event for our Group and we are addressing the consequences with great determination.

At the heart of that determination is our overriding goal of maintaining our relationship with you. The core objective of all the technological, industrial and commercial strategies implemented in recent years has been to better respond to your needs. Today more than ever, we remain fully committed to that objective.

As soon as this hostile public offer was announced, I wrote personally to every Pechiney employee to ask them to continue serving their customers with their usual concern for quality and attention to detail. To achieve this, we are going to ensure that the management of questions related to the public offer does not affect the everyday organization and operating of our Divisions. Every team is and will remain totally customer-focused.

No investment, whether industrial, commercial or R&D-related, has been suspended and our teams continue to implement our strategy with the same energy.

In addition, we have upgraded our information systems to ensure that your day-to-day contacts are kept up-to-date in real time of any changes to the situation. This will allow our teams to answer any questions you may have without delay.

You can also contact us online 24 hours a day by clicking on "contact" on our website www.pechiney.com.

We remain wholly motivated by the fulfillment of our current and future commitments in a spirit of continuous improvement. You can count on me and on our teams' unwavering dedication to your full satisfaction.

Sincerely


/s/ Jean-Pierre Rodier

Jean-Pierre RODIER
Chairman & Chief Executive Officer